January 26, 2018

Joshua Shainess,

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	American Resources Corporation (f/k/a NGFC Equities, Inc.)
Preliminary Information Statement on Schedule 14C Filed January 11, 2018 File No. 000-55456

Dear Mr. Shainess:

We are in receipt of your comment letter dated January 19, 2018. Below is our response to your comments. We anticipate filing our amendment to the Preliminary Information Statement on Schedule 14C on or before January 29, 2018. A redline version containing the edits we are making is appended to this response letter.

Preliminary Information Statement on Schedule 14C

Vote Required; Manner of Approval, page 4

1.	It appears that your resolutions become effective when written consents from holders of record of a majority of the outstanding shares of voting stock are executed and delivered to the Company, and that those consents have been executed and delivered. Tell us how you will comply with Rule 14c-2(b).

Response: We acknowledge the staff’s comment has included additional text to clarify the acceptance of the appointments. We would also point out that we state in the letter to shareholders on page 2 of the Information Statement that: “[t]he resolutions will become effective twenty calendar days after this Information Statement is first mailed to our shareholders.” To further clarify the timing of our directors’ acceptance of the new appointments, we have added the following text at various places in the Information Statement: “The new directors will accept their respective re-appointments as directors twenty-one (21) days after this Information Statement is sent to shareholders in accordance with SEC Rule 14c-2(b).”

American Resources Corporation • www.AmericanResourcesCorp.com

P.O. Box 606 • Fishers, IN • 46038

Indiana • Kentucky • St. Croix • New York

J. Shainess, Esquire

Re: Am. Resources Corp.

January 26, 2018

Executive Compensation, page 10

2.	Please revise your executive compensation information to include the required narrative disclosure to your summary compensation table.

Response: We acknowledge the staff’s comment and submit the following response. We are a “smaller reporting company” and have only the following items to disclose regarding our compensation structure for officers and directors, which are salary and bonus for officers and stock awards for directors. We included those references for salary, bonus, and stock awards in the footnotes to our summary compensation tables, which we have submitted as the required narrative pursuant to Regulation S-K, Item 402(o).

Information Incorporated by reference, page 12

3.	Tell us how you determined that you are permitted to incorporate by reference to your Form 10-K for the fiscal year ended September 30, 2017, as you have not filed this Form 10-K and have not responded to our outstanding comments with respect to your Form 10- K for the fiscal year ended September 30, 2016.

Response: We acknowledge the staff’s comment and have amended the Information Statement to remove the references to the Forms 10-K for each of years 2016 and 2017.

We appreciate the opportunity to respond to the staff’s comments in your letter of January 19, 2018. If you have any questions, please do not hesitate to contact me.

Sincerely,

AMERICAN RESOURCES CORPORATION

/s/ Mark C. Jensen, Chief Executive Officer

American Resources Corporation • www.AmericanResourcesCorp.com

P.O. Box 606 • Fishers, IN • 46038

Indiana • Kentucky • St. Croix • New York